SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 29th May 2003

MITCHELLS & BUTLERS plc
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

28 May 2003

Mitchells & Butlers plc ("MAB")

The Board of MAB notes the announcement made yesterday by The Laurel Pub Company Limited that it has decided not to make any proposal to the Board of MAB at this time. The Board confirms that it is not in discussions with any third party regarding a potential offer for MAB. Moreover, it has received no approaches, nor has it been in any such discussions, since listing.

Enquiries:

Mitchells & Butlers plc	020 7409 8146
Kate Holligon

Finsbury	020 7251 3801
James Leviton

The directors of Mitchells & Butlers plc accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Mitchells & Butlers plc (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITCHELLS & BUTLERS plc
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	HEAD OF SECRETARIAT

Date:	29th May 2003